UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Essendant Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

296689102

(CUSIP Number)

Sean D. Rodgers, P.C.

Laura Sullivan

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 296689102	SCHEDULE 13D

1	Name of Reporting Person Emu Investments LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,730,557
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,730,557

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,557
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9% (1)
14	Type of Reporting Person OO

(1)	Calculated based 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

CUSIP No. 296689102	SCHEDULE 13D

1	Name of Reporting Person Staples, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,730,557
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,730,557

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,557
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9% (1)
14	Type of Reporting Person CO

(1)	Calculated based 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

CUSIP No. 296689102	SCHEDULE 13D

1	Name of Reporting Person Arch Investors L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,730,557
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,730,557

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,557
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9% (1)
14	Type of Reporting Person OO

(1)	Calculated based 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

CUSIP No. 296689102	SCHEDULE 13D

1	Name of Reporting Person SP GP (Cayman) Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,730,557
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,730,557

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,557
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9% (1)
14	Type of Reporting Person OO

(1)	Calculated based 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

CUSIP No. 296689102	SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,730,557
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,730,557

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,557
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9% (1)
14	Type of Reporting Person PN

(1)	Calculated based 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

CUSIP No. 296689102	SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners II GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds NA
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,730,557
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,730,557

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,557
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9 (1)
14	Type of Reporting Person OO

(1)	Calculated based 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

CUSIP No. 296689102	SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners II GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds NA
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,730,557
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,730,557

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,557
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9% (1)
14	Type of Reporting Person OO

(1)	Calculated based 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

CUSIP No. 296689102	SCHEDULE 13D

1	Name of Reporting Person Stefan L. Kaluzny
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,730,557
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,730,557
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,557
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9% (1)
14	Type of Reporting Person IN

(1)	Calculated based 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

CUSIP No. 296689102	SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.10 per share (the “Common Stock”), of Essendant Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Parkway North Boulevard, Suite 100, Deerfield, Illinois 60015-2559.

As of May 16, 2018, the Reporting Persons (defined below) beneficially owned an aggregate of 3,730,557 shares of Common Stock, representing approximately 9.9% of the outstanding shares of Common Stock of the Issuer.

Item 2. Identity and Background

(a), (f)

This statement is being filed by:

(i)	Emu Investments LLC, a Delaware limited liability company (“Emu”);

(ii)	Staples, Inc., a Delaware corporation (“Staples”);

CUSIP No. 296689102	SCHEDULE 13D

(iii)	Arch Investors L.P., a Delaware limited partnership (“Arch LP”);

(iv)	SP GP (Cayman) Ltd., a Cayman Islands company (“SP GP”);

(v)	Sycamore Partners II, L.P., a Cayman Islands limited partnership (“Sycamore”);

(vi)	Sycamore Partners II GP, L.P., a Cayman Islands limited partnership (“Sycamore GP”);

(vii)	Sycamore Partners II GP, Ltd., a Cayman Islands company (“Sycamore Ltd”); and

(viii)	Stefan L. Kaluzny, a citizen of the United States of America (“Mr. Kaluzny” and together with Emu, Staples, Arch LP, SP GP, Sycamore, Sycamore GP and Sycamore Ltd, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of May 16, 2018, a copy of which is attached hereto as Exhibit 99.1.

(b)

The address of the principal business and principal office of each of the Reporting Persons other than Staples and Emu is 9 West 57th Street, 31st Floor, New York, New York 10019. The telephone number of each of the Reporting Persons other than Staples and Emu is (212) 796-8500. The address of the principal business and principal office of each of Staples and Emu is Five Hundred Staples Drive, Framingham, Massachusetts 01702. The telephone number of each of Staples and Emu is (508) 253-5000.

(c)

The principal business of Staples is the provision of products and services primarily to serve the needs of business customers.

The principal business of Arch LP is serving as a holding company of Staples.

SP GP’s principal business is serving as the general partner of Arch LP and other affiliated entities.

Sycamore is a private equity fund whose principal business is investing in securities, businesses and companies.

Sycamore GP’s principal business is serving as the general partner or managing member of Sycamore and other affiliated entities.

Sycamore Ltd’s principal business is serving as the general partner of Sycamore GP.

The principal occupation of Mr. Kaluzny is serving as a director of Sycamore Ltd and managing member or managing director of affiliated entities.

Emu’s principal business is investing in securities of the Issuer.

Staples is the sole member of Emu. As a result, each of Arch LP, SP GP, Sycamore, Sycamore GP, Sycamore Ltd. and Mr. Kaluzny may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock owned by Emu. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 296689102	SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration

As of May 16, 2018, Emu had invested approximately $34,011,811.73 (exclusive of brokerage commissions) to purchase the 3,730,557 shares of Common Stock it owns. Emu obtained such funds through cash on hand of Staples.

Item 4. Purpose of Transaction

On April 17, 2018, Staples sent a letter (the “April 17 Letter”) to the President and Chief Executive Officer and Board of Directors of the Issuer pursuant to which Staples expressed its interest in engaging in discussions with the Issuer’s Board of Directors regarding a proposal to acquire all of the remaining common stock of the Issuer not owned by the Reporting Persons. On April 27, 2018, the President and Chief Executive Officer of the Issuer informed Staples that the Issuer was not able to enter into discussions with Staples under the terms of the Agreement and Plan of Merger dated April 12, 2018 between the Issuer, Genuine Parts Company and certain other parties thereto (the “GPC Agreement”).

After reviewing the GPC Agreement (which became publicly available subsequent to the April 17 Letter), on April 29, 2018, Staples sent a letter (the “April 29 Letter” and, together with the April 17 Letter, collectively, the “April Letters”) to the President and Chief Executive Officer and Board of Directors of the Issuer which reiterated the terms of the April 17 Letter and encouraged the Issuer to engage in discussions with Staples regarding its proposal.

The foregoing description of the April Letters is qualified in its entirety by reference to the full text of the April Letters, copies of which are attached hereto as Exhibit 99.3 and Exhibit 99.4, respectively, and are incorporated herein by reference.

On Monday, May 10, 2018, the Issuer sent a draft of an “Acceptable Confidentiality Agreement” (as defined in the GPC Agreement) to Staples. The terms of this draft confidentiality agreement are currently being reviewed by Staples and its representatives.

In the event that Staples and the Issuer enter into a mutually acceptable confidentiality agreement, the Reporting Persons will seek to engage with representatives of the Issuer and its advisors to discuss the proposal set forth in the April Letters. In addition, the Reporting Persons may engage in discussions with the Issuer’s management, members of the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, governance, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) , (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018, there were 37,656,113 shares of the Common Stock outstanding as of April 20, 2018.

CUSIP No. 296689102	SCHEDULE 13D

Based on the foregoing, as of May 16, 2018, the 3,730,557 shares of the Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 9.9% of the shares of the Common Stock issued and outstanding. Such 3,730,557 shares of the Common Stock are directly owned by Emu.

Each of Staples, Arch LP, SP GP, Sycamore, Sycamore GP, Sycamore Ltd. and Mr. Kaluzny, in their respective capacities (i) as the sole member of Emu, (ii) the indirect parent of Staples, (iii) the general partner of Arch LP, (iv) the sole member of SP GP, (v) the general partner of Sycamore, (vi) the general partner of Sycamore GP and (vii) the director of Sycamore Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons owns any shares of the Common Stock other than the Subject Shares covered in this Statement.

CUSIP No. 296689102	SCHEDULE 13D

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock that were effected in the past sixty days by the Reporting Persons. Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of May 16, 2018, among Emu Investments LLC, Staples, Inc., Arch Investors L.P., SP GP (Cayman) Ltd., Sycamore Partners II, L.P., Sycamore Partners II GP, L.P., Sycamore Partners II GP, Ltd. and Stefan L. Kaluzny

Exhibit 99.2	Trading data.

Exhibit 99.3	Letter from Staples, Inc. to Essendant Inc. dated April 17, 2018

Exhibit 99.4	Letter from Staples, Inc. to Essendant Inc. dated April 29, 2018

CUSIP No. 296689102	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2018

EMU INVESTMENTS LLC

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Chief Executive Officer

STAPLES, INC.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

ARCH INVESTORS L.P.

By:	SP GP (Cayman) Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SP GP (CAYMAN) LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS II, L.P.

By:	Sycamore Partners II GP, L.P.,
its General Partner

By:	Sycamore Partners II GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

CUSIP No. 296689102	SCHEDULE 13D

SYCAMORE PARTNERS II GP, L.P.

By:	Sycamore Partners II GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS II GP, LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

/s/ Stefan L. Kaluzny
STEFAN L. KALUZNY

CUSIP No. 296689102	SCHEDULE 13D

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of May 16, 2018, among Emu Investments LLC, Staples, Inc., Arch Investors L.P., SP GP (Cayman) Ltd., Sycamore Partners II, L.P., Sycamore Partners II GP, L.P., Sycamore Partners II GP, Ltd. and Stefan L. Kaluzny

99.2	Trading data.

99.3	Letter from Staples, Inc. to Essendant Inc. dated April 17, 2018

99.4	Letter from Staples, Inc. to Essendant Inc. dated April 29, 2018